Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

NUVA PHARMACEUTICALS INC.

615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

May 8, 2014

Item 3

News Release

The news release was disseminated on May 8, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced it has signed a Consulting Agreement with Pure Advertising & Marketing Inc. for market communications and investor relations services. The Company also announced that it has granted incentive stock options to certain Directors, Officer and Consultants of the Company.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Pursuant to the Agreement, Pure will assist in general market communications and investor relations services, in addition to consulting with NUVA with respect to producing and distributing effective marketing communication tools and increasing investor awareness. Pure will also assist in raising investor awareness, attracting investment and finding strategic, financial partners, among other services for a period of twelve months beginning on May 1, 2014 subject to earlier termination provisions of the Agreement.

As partial consideration for the services to be provided by Pure, the Company has agreed to pay Pure a one-time engagement fee of $5,000 plus GST and an additional $5,000 per month plus GST, out of the Company’s working capital. Also pursuant to the Agreement with Pure, the Company has granted 400,000 incentive stock options to purchase a total of 400,000 common shares of the Company at an exercise price of $0.13 per share. The options will follow the guidelines set out in the Company's stock option plan and as set forth by Exchange policy. Both the options and the investor relations consulting agreement are subject to the approval of the Exchange.

The Company also announces that it has set aside an aggregate of 400,000 incentive stock options to its Directors, Officers and Consultants to purchase shares of the Company at an exercise price of $0.13 per share for a period of five years.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

May 12, 2014